As filed with the Securities and Exchange Commission on November 14, 2008

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

EXHIBITS

TO

REGISTRATION STATEMENT

ON

FORM S-1

Territorial Bancorp Inc.

Honolulu, Hawaii

EXHIBIT INDEX

1.1	Engagement Letter between Territorial Mutual Holding Company and Keefe, Bruyette & Woods, Inc.

1.2	Form of Agency Agreement between Territorial Mutual Holding Company, Territorial Savings Group, Inc., Territorial Savings Bank and Territorial Bancorp Inc., and Keefe, Bruyette & Woods, Inc.

2	Plan of Conversion and Reorganization

3.1	Articles of Incorporation of Territorial Bancorp Inc.

3.2	Bylaws of Territorial Bancorp Inc.

4	Form of Common Stock Certificate of Territorial Bancorp Inc.

5	Opinion of Luse Gorman Pomerenk & Schick, P.C. regarding legality of securities being registered

8	Form of Federal Tax Opinion of Luse Gorman Pomerenk & Schick, P.C.

10.1	Proposed Employment Agreement between Territorial Bancorp Inc. and Allan S. Kitagawa

10.2	Employment Agreement between Territorial Savings Bank and Allan S. Kitagawa

10.3	Proposed Employment Agreement between Territorial Bancorp Inc. and Vernon Hirata

10.4	Employment Agreement between Territorial Savings Bank and Vernon Hirata

10.5	Proposed Employment Agreement between Territorial Bancorp Inc. and Ralph Y. Nakatsuka

10.6	Employment Agreement between Territorial Savings Bank and Ralph Y. Nakatsuka

10.7	Supplemental Executive Retirement Agreement between Territorial Savings Bank and Allan S. Kitagawa

10.8	Supplemental Executive Retirement Agreement between Territorial Savings Bank and Vernon Hirata

10.9	Supplemental Executive Retirement Agreement between Territorial Savings Bank and Ralph Y. Nakatsuka

10.10	Executive Deferred Incentive Agreement between Territorial Savings Bank and Allan S. Kitagawa

10.11	Executive Deferred Incentive Agreement between Territorial Savings Bank and Vernon Hirata

10.12	Territorial Savings Bank Employee Stock Ownership Plan

10.13	Territorial Savings Bank Non-Qualified Supplemental Employee Stock Ownership Plan

10.14	Territorial Savings Bank Executive Incentive Compensation Plan

10.15	First Amendment to Territorial Savings Bank Executive Incentive Compensation Plan

10.16	Territorial Savings Bank Separation Pay Plan and Summary Plan Description

21	Subsidiaries of Registrant

23.1	Consent of Luse Gorman Pomerenk & Schick, P.C. (contained in Opinions included as Exhibits 5 and 8)

23.2	Consent of KPMG LLP

23.3	Consent of FinPro, Inc.

24	Power of Attorney (set forth on signature page)

99.1	Appraisal Agreement between Territorial Savings Bank and FinPro, Inc.

99.2	Letter of FinPro, Inc. with respect to Subscription Rights

99.3	Appraisal Report of FinPro, Inc.*

99.4	Marketing Materials

99.5	Stock Order and Certification Form

99.6	Business Plan Agreement with RP Financial, LC.

99.7	Conversion Agent Agreement between Keefe, Bruyette & Woods, Inc. and Territorial Mutual Holding Company

*	Supporting financial schedules filed in paper format only pursuant to Rule 202 of Regulation S-T. Available for inspection during business hours at the principal offices of the SEC in Washington, D.C.

Exhibit 1.1

September 5, 2008

Mr. Allan S. Kitagawa

Chairman and Chief Executive Officer

Territorial Savings Bank

1132 Bishop Street, Suite 2200

Honolulu, HI 96813

Dear Mr. Kitagawa:

This letter confirms the engagement of Keefe, Bruyette & Woods, Inc. (“KBW”) to act as the exclusive financial advisor to Territorial Savings Bank (the “Bank”) in connection with the Bank’s proposed conversion from the mutual to stock form of organization pursuant to the Bank’s Plan of Conversion (the “Conversion”), including the offer and sale of certain shares of the common stock (the “Common Stock”) of a holding company (the “Holding Company”) to be formed by the Bank to eligible persons in a Subscription Offering, with any remaining shares offered to the general public in a Community Offering (the Subscription Offering the Community Offering and any Syndicated Community Offering are collectively referred to herein as the “Offerings”). In addition, KBW will act as Conversion Agent in connection with the Offerings pursuant to the terms of a separate agreement between the Bank and KBW. The Bank and the Holding Company are collectively referred to herein as the “Company” This letter sets forth the terms and conditions of our engagement.

1.	Advisory/Offering Services

As the Company’s financial advisor, KBW will provide financial and logistical advice to the Company and will assist the Company’s management, legal counsel, accountants and other advisors in connection with the Conversion and related issues. We anticipate our services will include the following, each as may be necessary and as the Company may reasonably request:

1.	Provide advice on the financial and securities market implications of the Plan of Conversion and any related corporate documents, including the Company’s Business Plan;

2.	Assist in structuring the Offerings, including developing and assisting in implementing a marketing strategy for the Offerings;

3.	Reviewing all offering documents, including the Prospectus, stock order forms, letters, brochures and other related offering materials (it being understood that preparation and filing of such documents will be the responsibility of the Company and its counsel);

4.	Assisting the Company in preparing for and scheduling meetings with potential investors and broker-dealers, as necessary;

5.	Assist the Company in analyzing proposals from outside vendors retained in connection with the Offerings, including printers, transfer agents and appraisal firms;

6.	Assist the Company in the drafting and distribution of press releases as required or appropriate in connection with the Offerings;

Mr. Allan S. Kitagawa

September 5, 2008

7.	Meet with the Board of Directors and/or management of the Company to discuss any of the above services; and

8.	such other financial advisory and investment banking services in connection with the Offerings as may be agreed upon by KBW and the Company.

2.	Due Diligence Review

The Company acknowledges and agrees that KBW’s obligation to perform the services contemplated by this agreement shall be subject to the satisfactory completion of such investigations and inquiries relating to the Company, and its directors, officers, agents and employees, as KBW and their counsel in their sole discretion my deem appropriate under the circumstances. The Company agrees it will make available to KBW all relevant information, whether or not publicly available, which KBW reasonably requests, and will permit KBW to discuss with the board of directors and management the operations and prospects of the Company. KBW will treat all material non-public information as confidential. The Company recognizes and confirms that KBW (a) will use and rely on such information in performing the services contemplated by this agreement without having independently verified the same, and (b) does not assume responsibility for the accuracy or completeness of the information or to conduct any independent verification or any appraisal or physical inspection of properties or assets. KBW will assume that all financial forecasts have been reasonably prepared and reflect the best then currently available estimates and judgments of the Company’s management as to the expected future financial performance of the Company.

3.	Regulatory Filings

The Company will cause appropriate Offering documents to be filed with all regulatory agencies including the Securities and Exchange Commission (“SEC”), the Financial Industry Regulatory Authority (“FINRA”, formerly the NASD), the appropriate federal and/or state bank regulatory agencies. In addition, the Company and KBW agree that the Company’s counsel shall serve as counsel with respect to blue sky matters in connection with the Offerings, and that the Company shall cause such counsel to prepare a Blue Sky Memorandum related to the Offerings including KBW’s participation therein and shall furnish KBW a copy thereof addressed to KBW or upon which counsel shall state KBW may rely.

4.	Fees

For the services hereunder, the Company shall pay the following fees to KBW at closing unless stated otherwise:

(a)	Management Fee: A Management Fee of $50,000 payable in four consecutive monthly installments of $12,500 commencing with the first month following the execution of this engagement letter. Such fees shall be deemed to have been earned when due. Should the Offering be terminated for any reason not attributable to the action or inaction of KBW, KBW shall have earned and be entitled to be paid fees accruing through the stage at which point the termination occurred.

(b)	Success Fee: A Success Fee of 1.00% shall be paid based on the aggregate Purchase Price

Mr. Allan S. Kitagawa

September 5, 2008

of Common Stock sold in the Subscription Offering excluding shares purchased by the Company’s officers, directors, or employees (or members of their immediate family) plus any ESOP, tax-qualified or stock based compensation plans (except IRA’s) or similar plan created by the Company for some or all of their directors or employees, or any charitable foundation established by the Company (or any shares contributed to such a foundation). The Management Fee described in 4(a) will be credited against any Success Fee paid pursuant to this paragraph.

(c)	Syndicated Community Offering: If any shares of the Company’s stock remain available after the Subscription Offering and Direct Community Offering, at the request of the Company, KBW will seek to form a syndicate of registered broker-dealers to assist in the sale of such common stock on a best efforts basis, subject to the terms and conditions set forth in a selected dealers agreement to be entered into between the Company and KBW. KBW will endeavor to distribute the common stock among dealers in a fashion which best meets the distribution objectives of the Company and the Plan. KBW will be paid a fee not to exceed 5.5% of the aggregate Purchase Price of the shares of common stock sold in the Syndicated Community Offering. From this fee, KBW will pass onto selected broker-dealers, who assist in the syndicated community, an amount competitive with gross underwriting discounts charged at such time for comparable amounts of stock sold at a comparable price per share in a similar market environment. Fees with respect to purchases affected with the assistance of a broker/dealer other than KBW shall be transmitted by KBW to such broker/dealer. (The decision to utilize selected broker-dealers will be made by the Company upon consultation with KBW.)

5.	Expenses

The Company will bear those expenses of the proposed Offering customarily borne by issuers, including, without limitation, regulatory filing fees, SEC, “Blue Sky,” and FINRA filing and registration fees; the fees of the Company’s accountants, attorneys, appraiser, transfer agent and registrar, printing, mailing and marketing and syndicate expenses associated with the Offering; the fees set forth in Section 4; and fees for “Blue Sky” legal work. If KBW incurs expenses on behalf of Company, the Company will reimburse KBW for such expenses.

KBW shall be reimbursed for its reasonable out-of-pocket expenses related to the Offering, including costs of travel, meals and lodging, photocopying, telephone, facsimile, and couriers. KBW will be reimbursed for fees and expenses of its counsel not to exceed $75,000. These expenses assume no unusual circumstances or delays, or a re-solicitation in connection with the Offerings. KBW and the Company acknowledge that such expense cap may be increased by mutual consent, including in the event of a material delay in the Offering which would require an update of the financial information in tabular form to reflect a period later than that set forth in the original filing of the offering document. The provisions of this paragraph are not intended to apply to or in any way impair or limit the indemnification provisions contained herein.

Mr. Allan S. Kitagawa

September 5, 2008

6.	Limitations

The Company acknowledges that all opinions and advice (written or oral) given by KBW to the Company in connection with KBW’s engagement are intended solely for the benefit and use of the senior management and directors of the Company for the purposes of their evaluation of the proposed Offerings. Unless otherwise expressly stated in an opinion letter issued by KBW or otherwise expressly agreed, no one other than such persons is authorized to rely upon this engagement of KBW or any statements or conduct by KBW. The Company agrees that no such opinion or advice shall be used, reproduced, disseminated, quoted or referred to at any time, in any manner, or for any purpose, nor shall any public references to KBW be made by the Company or any of its representatives without the prior written consent of KBW.

The Company acknowledges and agrees that KBW has been retained to act solely as financial advisor to the Company and not as an advisor to or agent of any other person, and the Company’s engagement of KBW is not intended to confer rights upon any person not a party to this Agreement (including shareholders, employees or creditors of the Company) as against KBW or its affiliates, or their respective directors, officers, employees or agents. In such capacity, KBW shall act as an independent contractor, and any duties arising out of its engagement shall be owed solely to the Company. It is understood that KBW’s responsibility to the Company is solely contractual in nature and KBW does not owe the Company, or any other party, any fiduciary duty as a result of this Agreement.

7.	Benefit

This letter agreement shall inure to the benefit of the parties hereto and their respective successors, and the obligations and liabilities assumed hereunder by the parties hereto shall be binding upon their respective successors; provided, however, that this letter agreement shall not be assignable by KBW.

8.	Confidentiality

KBW acknowledges that a portion of the Information may contain confidential and proprietary business information concerning the Company. KBW agrees that, Except as contemplated in connection with the performance of its services under this agreement, as authorized by the Company or as required by law, regulation or legal process, KBW agrees that it will treat as confidential all material, non-public information relating to the Company obtained in connection with its engagement hereunder (the “Confidential Information); provided, however, that KBW may disclose such Confidential Information to its agents and advisors who are assisting or advising KBW in performing its services hereunder and who have agreed to be bound by the terms and conditions of this paragraph. As used in this paragraph, the term “Confidential Information” shall not include information which (a) is or becomes generally available to the public other than as a result of a disclosure by KBW, (b) was available to KBW on a non-confidential basis prior to its disclosure to KBW by the Company, or (c) becomes available to KBW on a non-confidential basis from a person other than the Company who is not otherwise known to KBW to be bound not to disclose such information pursuant to a contractual, legal or fiduciary obligation.

The Company hereby acknowledges and agrees that the presentation materials and financial models used by KBW in performing its services hereunder have been developed by and are proprietary to KBW. The Company agrees that it will not reproduce or distribute all or any portion of such models or presentations without the prior consent from KBW in writing.

Mr. Allan S. Kitagawa

September 5, 2008

9.	Indemnification

As KBW will be acting on behalf of the Company in connection with the Offerings, the Company agrees to indemnify and hold harmless KBW and its affiliates, the respective partners, directors, officers, employees and agents of KBW and its affiliates and each other person, if any, controlling KBW or any of its affiliates and each of their successors and assigns (KBW and each such person being an “Indemnified Party”) to the fullest extent permitted by law, from and against any and all losses, claims, damages and liabilities, joint or several, to which such Indemnified Party may become subject under applicable federal or state law, or otherwise related to or arising out of the Offerings or the engagement of KBW pursuant to, or the performance by KBW of the services contemplated by, this letter, and will reimburse any Indemnified Party for all expenses (including reasonable legal fees and expenses) as they are incurred, including expenses incurred in connection with the investigation, preparing for or defending any such action or claim whether or not in connection with pending or threatened litigation, or any action or proceeding arising therefrom, whether or not KBW is a party; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense (a) arises out of or is based upon any untrue statement of a material fact or the omission of a material fact required to be stated therein or necessary to make not misleading any statements contained in any final prospectus, or any amendment or supplement thereto, made in reliance on and in conformity with written information furnished to the Company by KBW expressly for use therein or (b) to the extent that any loss, claim, damage, liability or expense is found in a final judgment by a court of competent jurisdiction to have resulted primarily from KBW’s gross negligence, willful misconduct or bad faith of KBW.

If the indemnification provided for in the foregoing paragraph is judicially determined to be unavailable (other than in accordance with the terms hereof) to any person otherwise entitled to indemnity in respect of any losses, claims, damages or liabilities referred to herein, then, in lieu of indemnifying such person hereunder, the Company shall contribute to the amount paid or payable by such person as a result of such losses, claims, damages or liabilities (and expenses relating thereto) (i) in such proportion as is appropriate to reflect the relative benefits to the Company, on the one hand, and KBW, on the other hand, of the engagement provided for in this Agreement or (ii) if the allocation provided for in clause (i) above is not available, in such proportion as is appropriate to reflect not only the relative benefits referred to in such clause (i) but also the relative fault of each of the Company and KBW, as well as any other relevant equitable considerations; provided, however, in no event shall KBW’s aggregate contribution to the amount paid or payable exceed the aggregate amount of fees actually received by KBW under this Agreement. For the purposes of this Agreement, the relative benefits to the Company and to KBW of the engagement under this Agreement shall be deemed to be in the same proportion as (a) the total value paid or contemplated to be paid or received or contemplated to be received by the Company in the Conversion and the Offerings that are the subject of the engagement hereunder, whether or not consummated, bears to (b) the fees paid or to be paid to KBW under this Agreement.

11.	Definitive Agreement

This letter agreement reflects KBW’s present intention of proceeding to work with the Company on its proposed Offerings. No legal and binding obligation is created on the part of the Company or KBW with respect to the subject matter hereof, except as to (i) the agreement to maintain the confidentiality of

Mr. Allan S. Kitagawa

September 5, 2008

Confidential Information set forth in Section 9, (ii) the payment of certain fees as set forth in Section 4, (iii) the payment of expenses as set forth in Section 6, (iv) the limitations set forth in Section 7, (v) the indemnification and contribution provisions set forth in Section 10 and (iv) those terms set forth in a mutually agreed upon Agency Agreement between KBW and the Company to be executed prior to commencement of the Offerings, all of which shall constitute the binding obligations of the parties hereto and which shall survive the termination of this letter agreement or the completion of the services furnished hereunder and shall remain operative and in full force and effect.

KBW’s execution of such Agency Agreement shall also be subject to (a) KBW’s satisfaction with Due Diligence Review, (b) preparation of offering materials that are satisfactory to KBW, (c) compliance with all relevant legal and regulatory requirements to the reasonable satisfaction of KBW and its counsel, (d) agreement that the price established by the independent appraiser is reasonable, and (e) market conditions at the time of the proposed Offering.

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and can be altered only by written consent signed by the parties. This Agreement shall be construed and enforced in accordance with the laws of the State of New York, without regard to the conflicts of laws principles thereof.

If the foregoing correctly sets forth our mutual understanding, please so indicate by signing and returning the original copy of this letter to the undersigned.

Very truly yours,

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Patricia A. McJoynt
Patricia A. McJoynt
Managing Director

TERRITORIAL SAVNGS BANK

By:	/s/ Allan S. Kitagawa	Date: 10/10/08
Allan S. Kitagawa
Chairman and Chief Executive Officer